EXHIBIT 99.2

RYET to Enter Malaysian Healthcare Through Exclusive Cogni AI License to BioNexus Gene Lab

License of up to 20 years and reciprocal share exchange would entitle RYET to a 10% royalty on qualifying technology receipts and 560,000 BGLC shares as Malaysia accelerates public healthcare digitalization

KUALA LUMPUR, Malaysia, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“RYET” or the “Company”) today announced that it has signed a definitive agreement under which, on closing, RYET would grant BioNexus Gene Lab Corp. (NASDAQ: BGLC) (“BGLC”) an exclusive license of its Cogni AI document-intelligence platform for healthcare in Malaysia, together with a reciprocal share exchange. The agreement would take Cogni AI into a new industry and a new market outside China. RYET would be entitled to a 10% royalty on qualifying technology receipts collected by BGLC and its affiliates and would receive 560,000 BGLC shares at closing, 150,000 of them in exchange for 500,000 new RYET ordinary shares, giving it a direct stake in the partner that would take its technology to market.

The agreement comes as Malaysia accelerates the digitalization of its public healthcare system. In his National Day address on August 30, 2026, Prime Minister Anwar Ibrahim announced a RM1 billion allocation to accelerate healthcare digitalization involving 150 hospitals and 2,000 health clinics, and the Health Minister has said the additional funding will allow the Ministry of Health to expand and accelerate its electronic medical records system. In July, a deputy director of the ministry’s Digital Health Division said only about 10% of the public healthcare ecosystem had been brought online and that the ministry aims for a fully digital, patient-centered healthcare system within five to ten years. Neither RYET nor BGLC is a party to, or has been awarded any contract under, these government programs, and Cogni AI is not an electronic medical records system. The license would cover healthcare in Malaysia generally, and any public-sector business would depend on separate procurement.

The agreement would put RYET’s Formind Group strategy into practice. Formind Group, the identity under which RYET presents its group businesses, is built on taking AI developed in one industry into new industries and international markets. BGLC would lead local implementation and may build and brand its own applications on Cogni AI, while RYET would supply and support the platform. Formind Global Holdings Sdn. Bhd. (“Formind Global”), RYET’s wholly owned Malaysian subsidiary, would take part in the parties’ wider cooperation in Malaysia and Southeast Asia.

“Healthcare runs on records, and reading, checking and organizing records is what Cogni AI was designed to do,” said Maggie Fu, Chief Executive Officer of RYET. “Malaysia is investing to bring its health records online, and this agreement would give us a local partner with a shared stake in making Cogni AI work there. That is the Formind Group idea: take technology we have built and deployed in one industry and put it to work in the next, with partners who know the local market.”

From Highway Archives to Healthcare Records

In September, RYET announced the deployment of Cogni AI to digitize highway engineering archives in Ningxia, China, where it extracts catalog data, checks it against source documents and flags missing or out-of-sequence pages. Healthcare records demand the same accuracy, with stricter rules on data. Under the agreement, patient data must be hosted in Malaysia, the RYET Group may not access it from outside Malaysia, and clinical decisions remain with healthcare providers.

“Much of Malaysia’s public healthcare record-keeping is still paper-based,” said Sam Tan, Chief Executive Officer of BioNexus Gene Lab Corp. “Cogni AI, already deployed in China, would give us an engine for turning paper records into structured, checkable data, hosted in Malaysia under Malaysian rules. We plan to start in healthcare, and the agreement would let us take the platform into other industries in Malaysia as opportunities arise.”

Key Terms

●	License: ten years from closing, renewable at BGLC’s option for two further five-year terms (up to 20 years in total), and exclusive in Malaysian healthcare for the full term, subject to the agreement’s milestone, cure and termination provisions. No rollout milestones have been agreed, and no fee is payable on renewal. While the license is exclusive, the RYET Group, including Formind Global, may pursue Cogni AI opportunities in the licensed fields in Malaysia only through BGLC or through RYET-led projects that BGLC approves.

●	Other industries: BGLC may add any other industry in Malaysia, including education, by notice, with the same 10% royalty applying. Exclusivity in each added industry continues only if BGLC or an affiliate signs a customer contract in that industry within 12 months.

●	Royalty: 10% of qualifying technology receipts that BGLC and its affiliates collect, net of specified deductions, with no minimum royalty or guaranteed revenue. Testing, clinical and consultation fees and separately identifiable services such as implementation and hosting are excluded.

●	Support: RYET would provide deployment assistance, a 12-month warranty and, throughout the license term, security patches, fixes and general updates at no additional charge. If RYET stops supporting the technology for more than 60 days for any reason, including insolvency, it must deliver to BGLC the source code and related materials needed to maintain and support BGLC’s deployments, for use only for that purpose for the rest of the term.

●	Shares: at closing, BGLC would issue 410,000 common shares to RYET for the license and a further 150,000 in exchange for 500,000 RYET ordinary shares, with no cash payment or true-up. The shares would be subject to transfer restrictions.

●	License consideration: US$3.5 million, to be satisfied at closing by the 410,000 license shares. This is the contractual amount, not the shares’ market value or GAAP revenue. Based on Nasdaq closing prices on October 2, 2026, the last trading day before signing, of US$1.27 for BGLC and US$0.8599 for RYET, the 410,000 license shares had a quoted value of US$520,700; the 150,000 BGLC exchange shares, US$190,500; and the 500,000 RYET shares, US$429,950.

●	Liability and governing law: each party’s liability is capped at US$1,000,000, except for fraud, willful misconduct and obligations to pay money. The cap does not apply to RYET’s obligation, if the RYET Group breaches the exclusivity or non-solicitation provisions, to pay BGLC the amounts received from the breaching activity, and BGLC may claim lost profits for RYET’s breach of the exclusivity, license-activation or Malaysia data-hosting provisions. From signing until closing, the RYET Group may not negotiate or grant rights to Cogni AI or a competing product in Malaysian healthcare to anyone else. The agreement is governed by Malaysian law, with disputes resolved by arbitration in Kuala Lumpur.

Under the agreement, the share exchange is separate from, and does not reduce, the license consideration. RYET’s accounting for the license and share issuances remains subject to final assessment, and any revenue would be recognized as performance obligations are satisfied. The transaction has not yet closed, and closing requires satisfaction of the applicable closing conditions and recording of the contemplated share issuances. Those conditions include BGLC’s written acceptance of the technology after testing, each party’s due diligence, required corporate and regulatory approvals, and any PRC approval, registration or license RYET needs to license and deliver the technology.

RYET is required to deliver the technology within 60 days after signing unless the parties agree another date in writing. Either party not in default may terminate if closing has not occurred by March 31, 2027, unless the parties extend that date in writing. Either party may terminate for the other’s uncured material breach or insolvency. BGLC may also terminate if the technology fails acceptance testing a second time, or within 90 days after learning of a change of control of RYET or of the Cogni AI business. Where BGLC could terminate for RYET’s breach, insolvency or change of control, it may instead keep the license, including exclusivity, in force for the rest of the term.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services, and since September 2025 has provided campus operations and student-life services through its Smart Campus Services business. The Company is presenting its group businesses under the Formind Group identity as part of its broader strategy to expand AI education, language learning, institutional education support and global technology initiatives. Additional information about Formind Group is available at www.formind.group. Information on that website is not part of this press release.

About BioNexus Gene Lab Corp.

BioNexus Gene Lab Corp. (NASDAQ: BGLC) is a technology-focused company advancing innovation across biotechnology, precision diagnostics, and emerging healthcare platforms. Through strategic investments, partnerships, and licensing arrangements, BGLC supports the development and commercialization of next-generation healthcare technologies. BGLC is building a platform spanning precision medicine, gene-based technologies, AI-integrated healthcare solutions, and selected biotechnology infrastructure opportunities in Asia and the United States. Through its subsidiaries and strategic initiatives, BioNexus is focused on expanding access to advanced molecular diagnostics, supporting regional commercialization of innovative healthcare technologies, and developing cross-border platforms for biotechnology growth.

The securities to be issued under the agreement have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements in the quotations from the management of both companies. These include statements about completion of the transaction, the expected benefits of the license and share exchange, the commercialization of Cogni AI in Malaysia, healthcare digitalization in Malaysia, the Formind Group strategy, future royalties and accounting treatment. Words such as “would,” “may,” “expect,” “plan,” “intend,” “aim” and similar expressions identify forward-looking statements.

These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially, including: whether the closing conditions are satisfied, including BGLC’s acceptance testing and each party’s due diligence; whether the licensed technology, which was developed in China and includes character-recognition functions, requires a PRC export license under China’s Catalogue of Technologies Prohibited or Restricted from Export, which RYET has not obtained and which could be delayed or refused, and the ownership of the technology within the RYET Group; the financial condition of each party, each of which has disclosed substantial doubt about its ability to continue as a going concern; BGLC’s limited current revenue, the volatility of its share price and the potential impairment of RYET’s investment; dilution from share issuances by either party; customer demand and adoption, including public-sector procurement decisions, and the performance of Cogni AI on English- and Malay-language records; data-protection, healthcare and cross-border technology regulation; and accounting judgments and revenue recognition. The agreement does not assure completion, future customer contracts, revenue or profitability.

Forward-looking statements speak only as of the date of this press release. Additional risks are described in RYET’s reports filed with or furnished to the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F, and in BGLC’s reports filed with the SEC. Readers should not place undue reliance on these statements, and neither RYET nor BGLC undertakes any obligation to update them except as required by law.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company
Email: ir@fsr.group

FSR Capital, which provides investor relations services to RYET, is part of FSR Group, which is owned by Sam Tan (Su-Leng Tan Lee), Chief Executive Officer, President, a director and a shareholder of BGLC. FSR provides only investor relations services to RYET under an ongoing engagement and receives no fee or other compensation in connection with the transaction.

Neither Mr. Tan nor FSR holds RYET shares.